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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QuestRion Research Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nissim Aboodi (212) 558-1055
(Area Code – Telephone Number)

PROCESSED
OCT 16 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. Mauss, Stanley
(Name – *if individual, state last, first, middle name*)

415 Grand Street (Address) New York (City) NY (State) 10002 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 23 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC MAIL RECEIVED PROCESSING SECTION MAR 1 2006 WASH. D.C. 152

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nissim Aboodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QuestRion Research Corporation, as of December 31, 2005, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT M. HLADEK
Notary Public, State of New York
No. 01HL6010772
Qualified in New York County
Commission Expires July 27, 2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTRION RESEARCH CORPORATION
BALANCE SHEET
December 31, 2005

ASSETS

Current Assets:		
Cash in banks and on hand	$ 28,388	
Liquid Assets Fund	20,954	
Total Current Assets		$49,342
Nasdaq Stock Shares/Warrants		$68,600
Total Assets		$117,942

Liabilities and Stockholders' Equity

Liabilities

Current Liabilities:		
Accrued Expenses		$26,853
Total Liabilities		$26,853

Stockholders' Equity

Common Stock	$ 2	
Additional Paid-In Capital	83,598	
Total Paid-in Capital	$ 83,600	
Retained Earnings	7,489	
Total Stockholders' Equity		$91,089
Total Liabilities and Stockholders' Equity		$117,942

The accompanying notes form an integral part of this financial statement.